Comments by Auditors on Canada – US Reporting Difference

     In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph to identify circumstances in which accounting changes affect consistency such as the matters described in Note 1-Summary of significant accounting policies, footnote (1) to the consolidated statements of changes in shareholders’ equity and Note 15-stock-based compensation in the consolidated financial statements. Our report to the shareholders dated November 27, 2002 related to the 2002 audit is expressed in accordance with Canadian reporting standards which do not require a reference to such circumstances in the auditors’ report when the items are properly accounted for and disclosed in the consolidated financial statements.

/s/ Deloitte & Touche LLP Deloitte & Touche LLP Chartered Accountants Toronto, Canada November 27, 2002	/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP Chartered Accountants Toronto, Canada November 27, 2002